SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   Schedule TO
        Tender Offer Statement under Section 14(d)(9) or 13(e)(1) of the
                         Securities Exchange Act of 1934

                              MARKET CENTRAL, INC.

                                    (issuer)

                              MARKET CENTRAL, INC.
                                    (offeror)

                       2005 6.4% Senior Convertible Notes
                        Warrants to Purchase Common Stock
                         (Title of Class of Securities)

                                      None
                      (CUSIP Number of Class of Securities)

                                Clifford A. Clark
                              Market Central, Inc.
                                6701 Carmel Road
                                    Suite 205
                         Charlotte, North Carolina 28226
                                 (704) 837-0500

                                   Copies to:
Gerald L. Baxter, Esq.                               Trevor J. Chaplick Esq.
Greenberg Traurig, LLP                          Wilson Sonsini Goodrich & Rosati
3290 Northside Parkway                              Professional Corporation
       Suite 400                                       11921 Freedom Drive
Atlanta, Georgia 30327                                      Suite 600
    (678) 553-2430                                      Reston, VA 20190
                                                         (703) 734-3100

                            CALCULATION OF FILING FEE

Transaction Valuation                                       Amount of Filing Fee
    $5,107,160.00                                                 $1,021.43

(a) Estimated solely for the purpose of determining the registration fee, and calculated based on the market value of the securities offered in the exchange offer. The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $.0002 for each $1.00 of the value of the transaction.

|X| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing. Registration Statement No. 333-129621 on Form S-4 filed November 10, 2005 (the "Registration Statement").

[ ] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

[ ] third party tender offer subject to Rule 14d-1

[ ] going-private transaction subject to Rule 13e-3

[X] issuer tender offer subject to Rule 13e-4

[ ] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

      This Issuer Tender Offer Statement on Schedule TO ("Schedule TO") relates to an offer by Market Central, Inc. dba Scientigo, Inc. (the "Company"), a Delaware corporation, to exchange $.80 principal amount of one of two new 8% Senior Convertible Notes (the "A Notes" or the "B Notes") and two Warrants to Purchase shares of Company Common Stock, par value $.001 (the "Common Stock") (the "A Warrants" and the "B Warrants") for $1.00 principal amount of outstanding 2005 6.4% Senior Convertible Notes (the "Notes") and each outstanding Warrant to Purchase one (1) share of Company Common Stock, par value $.001 (the "Warrants"), upon the terms and subject to the conditions contained in the Company's prospectus dated _______, 200_ (as may be amended and supplemented from time to time, the "Prospectus") and the related Letter of Transmittal, which are parts of the Company's Registration Statement on Form S-4 (File No. 333-129621), dated the date hereof (the "Registration Statement") and are incorporated herein by reference.

      This Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Item 1. Summary Term Sheet.

      The information under the heading "Exchange Offer" on the cover page of the Prospectus, under the heading "Prospectus Summary - The Exchange Offer" and under the heading "Prospectus Summary - Questions and Answers About the Exchange Offer" in the Prospectus is incorporated herein by reference in answer to Item 1 of this Schedule TO.

Item 2. Subject Company Information.

      (a) Name and Address. The name of the issuer of the Notes, Warrants, A Notes, B Notes, A Warrants and B Warrants is Market Central, Inc. dba Scientigo, Inc. The address of the principal executive offices of the Company is 6701 Carmel Road, Suite 205, Charlotte, North Carolina 28226. Its telephone number is
(704) 837-0500.

      (b) Securities. This Schedule TO relates to the offer by the Company to exchange $.80 principal amount of either A Notes or B Notes and 1.17648 A Warrants and one B Warrant for each $1.00 principal amount of Notes and each outstanding Warrant, respectively. As of November 10, 2005, there were $6,383,950 principal amount of Notes outstanding and Warrants to purchase 3,164,788 shares of the Company's Common Stock outstanding. The actual principal amount of Notes and number of Warrants outstanding after the completion of the Company's rescission offer as described in the Prospectus will depend upon the final result of such rescission offer.

      (c) Trading Market and Price. There is no established trading market for the Notes or Warrants. Information regarding the Company's Common stock is incorporated by reference from the section of the Prospectus entitled "Market for Common Equity and Related Stockholder Matters."

Item 3. Identity and Background of Filing Person.

      (a) Name and Address. This is an issuer tender offer. The Company is the filing person. The information set forth in Item 2(a) above is incorporated herein by reference in answer to Item 3 of this Schedule TO.

The Directors of the Company are as listed below:


Doyal G. Bryant, Jr.                          Clifford A. Clark
6701 Carmel Road                              6701 Carmel Road
Suite 205                                     Suite 205
Charlotte, North Carolina 28226               Charlotte, North Carolina 28226

Hoyt G. Lowder                                Ronald L. Attkisson
10005 Hampton Place                           2839 Paces Ferry Road
Tampa, FL 33618                               Atlanta, GA 30339

Stuart J. Yarbrough
1000 Wilson Boulevard
Suite 1850
Arlington, VA 22209

The Executive Officers of the Company are as listed below:

        Doyal G. Bryant, Jr.
        CEO and President
        6701 Carmel Road
        Suite 205
        Charlotte, North Carolina 28226

        Stuart J. Yarbrough
        Chairman of the Board
        1000 Wilson Boulevard
        Suite 1850
        Arlington, VA 22209

        Clifford A. Clark
        Chief Financial Officer and Secretary
        6701 Carmel Road
        Suite 205
        Charlotte, North Carolina 28226

        Paul S. Odom
        Senior Vice President - Software Applications and Solutions 6701 Carmel Road
        Suite 205
        Charlotte, North Carolina 28226

        Cynthia S. White
        Chief Operations Officer
        6701 Carmel Road
        Suite 205
        Charlotte, North Carolina 28226


Item 4. Terms of the Transaction.

        (a) Material Terms.

                  (1) Tender offers. The information under the headings "Prospectus Summary - Exchange Offer," "Prospectus Summary - Questions and Answers About the Exchange Offer," "The Exchange Offer" and "Certain United States Federal Income Tax Considerations - Tax Consequences of the Exchange Offer" in the Prospectus is incorporated herein by reference in partial answer to Item 4 of this Schedule TO.

                  (2) Mergers or Similar Transactions. Not applicable.

         (b) Purchases. To the best knowledge of the Company, no Notes or Warrants are to be purchased from any officer, director or affiliate of the Company, other than Stuart J. Yarbrough, the Chairman of the Board of Directors, and Cynthia S. White, the Company's Chief Operations Officer, who hold an aggregate of $268,750 Principal Amount of Notes and 134,375 Warrants, and are eligible to participate in the Exchange Offer. We have been advised that they do not intend to accept the rescission offer described in the prospectus. We have also been advised that they intend to accept the Exchange Offer. The terms of exchange offered to such officers and director of the Company are identical to those offered to all other holders of the Notes and Warrants.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

         (e) Agreements involving the subject company's securities. The information set forth under "Certain Relationships and Related Transactions - Placement Agent Commissions" " - Recapitalization Transactions" and " - TAG/Convey Transaction" in the Prospectus is incorporated herein by reference in answer to Item 5 of this Schedule TO.

Item 6. Purposes of the Transaction and Plans or Proposals.

         (a) Purposes. The information set forth under "Prospectus Summary - Exchange Offer" and "The Exchange Offer - Purposes of the Exchange Offer; Certain Effects of the Exchange Offer" in the Prospectus is incorporated herein by reference in partial answer to Item 6 of this Schedule TO.

         (b) Use of securities acquired. Notes and Warrants tendered for exchange will be cancelled.

         (c) Plans. None.

Item 7. Source and Amount of Funds or Other Consideration.

         (a)(b)(d) The consideration for each $1.00 principal amount of Notes and each Warrant to purchase one (1) share of Common Stock is $.80 principal amount of A Notes or B Notes and 1.17648 A Warrants and one B Warrant. The total consideration required to purchase all of the outstanding Old Notes and Old Warrants is up to $5,107,160 principal amount of A Notes and B Notes and 3,723,310 A Warrants and 3,164,788 B Warrants. It is not expected that alternative financing arrangements or plans will be required. The Company expects to pay expenses in connection with the exchange offer from working capital. No funds are required to be borrowed for the purpose of the Exchange Offer.

Item 8. Interest in Securities of the Subject Company.

         (a) Securities ownership. Stuart J. Yarbrough, the Chairman of the Board of Directors of the Company, beneficially owns $81,250 principal amount of the Notes (approximately 1.3% of the principal amount of Notes outstanding) and Warrants to purchase 40,625 shares of the Common Stock (approximately 1.3% of the Warrants outstanding). Cynthia S. White, the Chief Operating Officer of the Company, beneficially owns $187,500 principal amount of the Notes (approximately 2.9% of the principal amount of Notes outstanding) and Warrants to purchase 93,750 shares of the Common Stock (approximately 3.0% of the Warrants outstanding).

         (b) Securities Transactions. The Chief Operating Officer of the Company purchased the Notes and Warrants described in (a) above on September 20, 2005, from the Company. To the best knowledge of the Company, none of the persons referenced in this item has otherwise engaged in any transactions in the Notes or Warrants during the 60 days preceding the date of this Schedule TO.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

         Not applicable.

Item 10. Financial Statements.

         (a) Financial information. The information set forth at "Financial Statements" in the Prospectus is incorporated herein by reference in answer to
Item 10 of this Schedule TO.

         (b) Pro forma information. Not applicable.

Item 11. Additional Information.

         (a) Agreements, regulatory requirements and legal proceedings. The information set forth at "Certain Relationships and Related Transactions - Placement Agent Commissions" " - Recapitalization Transactions" and " - TAG/Convey Transaction" in the Prospectus is incorporated herein by reference in answer to Item 11 of this Schedule TO.

         (b) Other material information. None.

Item 12. Exhibits.

Exhibit No.       Description
-----------       --------------------------------------------------------------

(a)(1)(i) Prospectus dated ___________, 200_ (incorporated by reference to the Registration Statement).

(a)(1)(ii) Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 to the Registration Statement).

(a)(4)            Incorporated by reference to Exhibit (a)(1)(i).

(d) Proxy from Glen Hammer to Clifford Clark and Doyal Bryant or either of them with respect to the Company's 2005 annual meeting of stockholders.


Item 13. Information required by Schedule 13E-3.

         Not applicable.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.






                                          Market Central, Inc.




                                          By:  /s/ Clifford A. Clark
                                               -------------------------------
                                          Name:    Clifford A. Clark
                                          Title:   Chief Financial Officer


Dated:  November 10, 2005